UBS Asset Management (Americas) LLC
Eleven Madison Avenue	212 325 2000
New York, NY 10010-3629

June 7, 2024

VIA EDGAR

Mr. Brian Szilagyi

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Credit Suisse Commodity Strategy Funds (File No. 811-21589)

Credit Suisse Opportunity Funds (File No. 811-09054)

Credit Suisse Trust (File No. 811-07261)

Credit Suisse Asset Management Income Fund, Inc. (File No. 811-05012)

Credit Suisse High Yield Bond Fund (File No. 811-08777)

Dear Mr. Szilagyi:

On behalf of Credit Suisse Commodity Return Strategy Fund (the “Commodity Return Fund”), a series of Credit Suisse Commodity Strategy Funds, Credit Suisse Floating Rate High Income Fund (the “Floating Rate Fund”), Credit Suisse Managed Futures Strategy Fund (the “Managed Futures Fund”), Credit Suisse Multialternative Strategy Fund (the “Multialternative Fund”), and Credit Suisse Strategic Income Fund (the “Strategic Income Fund”) each a series of Credit Suisse Opportunity Funds, Credit Suisse Asset Management Income Fund, Inc. (the “Asset Management Income Fund”), Credit Suisse High Yield Bond Fund (the “High Yield Bond Fund”) and Commodity Return Strategy Portfolio (the “Commodity Return Portfolio”), a series of Credit Suisse Trust (each, a “Fund” and collectively, the “Funds”) (each of Credit Suisse Commodity Strategy Funds, Credit Suisse Opportunity Funds, Credit Suisse Asset Management Income Fund, Inc., Credit Suisse High Yield Bond Fund and Credit Suisse Trust, each a “Registrant” and collectively, the “Registrants”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to this office by telephone on May 9, 2024 regarding the annual reports to shareholders for the fiscal years ended October 31, 2023 and December 31, 2023, as applicable (the “Annual Reports”).

For your convenience, the substance of the Staff’s comments has been restated below. Each Registrant’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Annual Report(s).

Comment 1: For the Credit Suisse Trust - Commodity Return Strategy Portfolio, please add a footnote to the Financial Highlights explaining that the performance disclosed does not include fees and expenses imposed by variable annuity contracts.

Response: The Registrant acknowledges the staff comment and will include a footnote explaining that performance disclosed does not include fees and expenses imposed by variable annuity contracts to the Financial Highlights in future shareholder reports.

Comment 2: For the Credit Suisse Multialternative Strategy Fund, the Expense Limitation Agreement dated November 14, 2023 discloses limits for Class A, C and I whereas the Fund offers Class A & I. Update the expense limit agreement.

Response: The Registrant acknowledges the staff comment and the requested change will be made to the agreement.

Comment 3: For the Credit Suisse Multialternative Strategy Fund, some of the Basket Swaps have a footnote that Index constituents are listed on the Fund’s website. The Staff was unable to locate the constituents on the Fund’s website.

Response: The link to the Index constituents is located at https://am.credit-suisse.com/us/en/asset-management/multialternative-swap-decomposition.html.

Comment 4: For the Credit Suisse Floating Rate High Income Fund, the Fund paid a distribution of return of capital, however Item B23 of Form N-CEN was not checked Yes. Was a Section 19 notice required?

Response: A Section 19 notice was not required since at the time of the distribution, the Fund was paying out its estimated Net Investment Income (“NII”). At the end of the fiscal year, once the tax adjustments are taken into account, the Fund was left with a shortfall of NII due to foreign currency losses and therefore had a reclass of the distribution to return of capital.

Comment 5: For the Credit Suisse High Yield Bond Fund and the Credit Suisse Asset Management Income Fund, explain why there is no mention of any changes in the Company’s charter or by-laws that would delay or prevent a change in control (described in Item 10.1.f of Form N-2) that have not been approved by shareholders (8b-16(b)(3)) and any changes in the persons who are primarily responsible for the day-to-day management of the portfolio (described in Item 9.1.C on Form N-2) including any new person's business experience during the past five years and the length of time he or she has been responsible for the management of the portfolio (8b-16(b)(5)).

Response: The Registrant acknowledges the staff comment and the information will be disclosed in the Funds’ future Form N-CSR filings.

Comment 6: For the Credit Suisse Asset Management Income Fund, please confirm in future reports that the changes required to be disclosed by paragraphs (b)(2) through (b)(5) of Section 8b-16 of the Investment Company Act of 1940 should be those “that occurred since the close of the period covered by the previously transmitted annual shareholder report” rather than “the close of the period covered by the most recent transmitted annual shareholder report”.

Response: The Registrant acknowledges the staff comment and confirms that in future reports changes required in B2-B5 of Section 8b-16 should be those that occurred since the closed of the period of previously transmitted annual shareholder report.

Comment 7: For the Credit Suisse Strategic Income Fund and the Credit Suisse Floating Rate High Income Fund, both Funds have a significant loan investment. Confirm if any loans are “Covenant Lite” loans, the extent of the covenant-lite loans, and if the risks are adequately disclosed in the Prospectus.

Response: The disclosure regarding “Covenant Lite” loans is located in the Statement of Additional Information of the Funds. As of October 31, 2023, for the Floating Rate Fund, Covenant Lite loans consisted of 75.18% of its portfolio and for the Strategic Income Fund, Covenant Lite loans consisted of 37.54% of its portfolio.

Comment 8: For all Funds, the titles of individuals signing the certifications contained in Form N-CSR do not specifically include the title “Principal Executive Officer” and “Principal Financial Officer”. Confirm in correspondence that the individuals who signed the certifications provided with the filings are the Principal Executive Officer and/or Principal Financial Officer, and going forward, please confirm that such titles will be included in the signed certifications.

Response: The Registrants acknowledges the staff comment and confirmed that the individuals who signed the Forms N-CSR were the Principal Executive Officer and the Principal Financial Officer and will include these titles in future reports.

Comment 9: For all Funds, include a statement that Derivatives are not reflected in the graphical representation of holdings

Response: The Registrants acknowledges the staff comment and in future reports a statement will be included that Derivatives are not reflected in the graphical representation of holdings.

Comment 10: For all the Funds, the Form N-CSR refers to a "fiscal half year" covered by the report for the disclosure related to Form N-CSR Item 11(b). Please utilize the language provided in Form N-CSR Item 11(b) which refers to period covered by the report not isolated to a particular fiscal half year and confirm that there have been no such changes in the registrant’s internal control over financial reporting that occurred during the period.

Response: The Registrants acknowledges the staff comment and in future reports will refer to period covered by report and confirms no such changes in the internal control during the period.

Comment 11: Credit Suisse High Yield Bond Fund, Credit Suisse Commodity Return Strategy Fund, Credit Suisse Strategic Income Fund and the Credit Suisse Trust - Commodity Return Strategy Portfolio have been identified as Non-Diversified funds, however it appears the Funds are operating as Diversified funds. If a fund has been operating as a diversified fund for over 3 years, confirm that the fund will receive shareholder approval prior to changing its status back to non-diversified.

Response: The Registrant acknowledges the staff comment, supplements were filed on May 2, 2024 identifying the Credit Suisse Commodity Return Strategy Fund and Credit Suisse Trust – Commodity Return Strategy Portfolio as diversified. Credit Suisse Strategic Income Fund and Credit Suisse High Yield Bond Fund will update the disclosure in the semi-annual shareholder report. The Adviser acknowledges shareholder approval will be required to change the Funds back to non-diversified Funds.

Comment 12: For the Credit Suisse Multialternative Strategy Fund the Principal Investment Strategies in the Notes to the Financial statements in the Annual Report and Prospectus are different. In the notes to the Financial Statements it states, “seeks to achieve total return consistent with the risk and return patterns of a diversified universe of hedge funds” while in the Prospectus it states, “seeks positive absolute returns”. Explain why current disclosures are appropriate.

Response: The Registrant acknowledges the staff comment and will update the disclosure in in future shareholder reports. The information was not updated in the Annual Report when the change was made to the Prospectus.

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Please do not hesitate to contact me at (212) 325-7349 if you have comments or if you require additional information regarding the shareholder report.

Respectfully submitted,

/s/ Karen Regan
Karen Regan

cc:	Omar Tariq, UBS Asset Management (Americas) LLC

Lou Anne McInnis, Esq., UBS Asset Management (Americas) LLC

Rose-Ann Bubloski, UBS Asset Management (Americas) LLC